Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of September 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: September 12, 2005

List of materials

Documents attached hereto:


i)  Press Release announcing Subsidiary Forecast Revision


                                                           Sony Corporation
                                                           6-7-35 Kita-shinagawa
                                                           Shinagawa-ku
                                                           Tokyo, 141-0001 Japan

                                                           News & Information

                                                           No.05-045E
                                                           2005/9/12
                                                           15:00

Subsidiary Tracking Stock (6758-5)
Sony Communication Network Corporation Announces Revision of Consolidated Forecast for The Current Fiscal Year


                                                  Company name: Sony Corporation
   Representative's title and name: President and Electronics CEO Ryoji Chubachi
                           (stock code: 6758 Tokyo Stock Exchange First Section)
                                                     (tracking stock subsidiary)
                            Company name: Sony Communication Network Corporation
                       Representative's title and name: Representative Director,
                        Corporate Executive Officer, President Kenichiro Yoshida
                         (stock code: 6758-5 Tokyo Stock Exchange First Section)
                 For inquiries: Senior Corporate Executive Officer Hiroki Totoki

Sony Communication Network Corporation (hereinafter, the "SCN Group"), a subsidiary of which the performance is linked to tracking stock issued by Sony Corporation, announced today the following revisions to the forecast for its consolidated results for the fiscal year ending March 31, 2006. The previous forecast was announced on June 20, 2005 when SCN announced revision its consolidated results for the year ended March 31, 2006.

1.The SCN Group announces the following revisions to the forecast for the year ending March 31, 2006 (the period from April 1, 2005 to March 31, 2006).

                                                               (millions of yen)
                      Sales    Operating Income   Ordinary Income   Net Income
Prior forecast (A)    43,500              1,300             1,500       10,800
Revised forecast (B)  43,500                500               700       10,200
Difference (B-A)           0               (800)             (800)        (600)
Difference (%)             0              (61.5)            (53.3)        (5.6)
(For reference)

Prior FY results      39,302              2,624             2,540        4,107

2.Reasons for the revised forecast:
Consolidated financial results forecasts for the fiscal year ending March 31, 2006, have been revised, with specific reasons for each, as follows.

(1) Operating income
Since last fiscal year, SCN has made great effort to increase the number of new FTTH broadband subscribers. This effort has been very successful and we plan to continue it during the second half. As a result, we anticipate that costs to acquire new subscribers will increase. In addition, due to promotional campaigns and other factors, telecommunications line usage fees and other costs will be incurred before revenues are registered.

(2) Ordinary income
The main reason for the downward revision in ordinary income is the same as that for operating income, as stated above.

(3) Net income
Lower forecasts for operating and ordinary income, as explained above, are the main reason for the downward revision in our net income forecast.

(4) So-net subscriber numbers
Prior forecasts of the total number of subscribers as of March 31, 2006, were
2.8 million (of which 800,000 are broadband subscribers). However, as of August 31, 2005, the total number of subscribers reached 2.78 million, of which 720,000 were broadband subscribers. As a result, we forecast that the total number of So-net subscribers as of March 31, 2006, will reach 2.95 million, of which 830,000 will be broadband subscribers.


Cautionary statement:

Statements made in this release with respect to Sony Corporation and Sony Communication Network's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN Group. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Therefore, SCN Group cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.